Points International to Present at the 8th Annual Gateway Conference on September 4, 2019

TORONTO - August 15, 2019 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, has been invited to present at the 8th Annual Gateway Conference, which is being held September 4-5, 2019 at the Four Seasons Hotel in San Francisco, CA.

Points management is scheduled to present on Wednesday, September 4th at 2:30 p.m. Pacific time, with one-on-one meetings held throughout the conference.

The presentation will be webcast live and available for replay here and on the Gateway Conference website at www.gateway-conference.com/presenters.

To receive additional information, request an invitation or to schedule a one-on-one meeting, please email conference@gatewayir.com.

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto, with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Contact

Investor Relations Contact
Sean Mansouri, CFA or Cody Slach
Gateway Investor Relations
1-949-574-3860
IR@points.com